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                               RMS Networks, Inc.
                               900 S.E. 3rd Avenue
                                    3rd Floor
                          Ft. Lauderdale, Florida 33316


VIA EDGAR

June 15, 2001

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:  RMS Networks, Inc. (the "Company")
              Application for Withdrawal of Registration Statement on
              Form S-1 (File No. 333-34108) (the "Registration Statement")

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), the Company hereby respectfully requests that the Securities and Exchange Commission issue an order granting the immediate withdrawal of the entire Registration Statement, together with all exhibits thereto. The Company is requesting withdrawal of the Registration Statement due to unfavorable market conditions.

         The Registration Statement was filed on April 5, 2000 and has not been declared effective. The Company did not issue or sell securities pursuant to the Registration Statement.

         Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

         Please provide me with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available (fax number
(954) 728-9029). Please contact me at (954) 525-6464 if you have any questions or comments.

                                         Very truly yours,

                                         RMS NETWORKS, INC.

                                         /s/ Jason M. Kates
                                         ---------------------------------------
                                         Jason M. Kates
                                         Chief Executive Officer and President